Mail Stop 4561
      March 15, 2006

Mr. Wayne I. Danson
President
Advanced Communications Technologies, Inc.
420 Lexington Avenue
New York, NY 10170

	Re:	Advanced Communications Technologies, Inc.
		Form 10-K for the Fiscal Year Ended June 30, 2005
		Form 10-Q for the Three Months Ended September 30, 2005
		File No. 0-30486

Dear Mr. Danson:

      We have reviewed your response letter dated February 23,
2006
and have the following additional comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 9 - Notes and Loan Payable, page F-14

1. We note your response to our previous comment four. Please address the following comments:

* Tell us if the deferred finance fees were costs incurred to enter into the loan transaction (e.g., lawyer fees, accountant fees, etc.)
or a fee charged by Cornell Capital Partners LP to borrow the money over the life of the loan.
* Explain to us the basis for your assertion to the effect that the promissory note was issued in connection with the equity line of credit; tell us the expiration date of the equity line of credit.
* We note that the loan was originally payable in six months, would become interest-bearing at the lower of 24% or the highest rate permitted by law if not paid when due, and was subsequently modified.
Please explain to us how you considered EITF 96-19 in determining how to account for these modifications.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
      Senior Staff Accountant



Mr. Wayne I. Danson
Advanced Communications Technologies, Inc.
March 15, 2006
Page 1